SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

CYNTHIA M. KRUS
DIRECT LINE: 202.383.0218
E-mail: Cynthia.krus@sutherland.com

April 30, 2014

VIA EDGAR

Mr. James E. O’Connor, Esq.
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:           Keating Capital, Inc.
Preliminary Proxy Statement on Schedule 14A filed April 15, 2014

Dear Mr. O’Connor:

On behalf of Keating Capital, Inc. (the “Company”), set forth below is the Company’s response to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on April 23, 2014 with respect to the Company’s preliminary proxy statement on Schedule 14A (the “Proxy Statement”), filed with the Commission on April 15, 2014.  The Staff’s comments are set forth below and are followed by the Company’s responses.

Proxy Cover Letter

1.
Comment:  That Staff notes that the Company makes the following disclosure:  As a result of the Transaction, at least 75% of the Company’s Board of Directors must be comprised of “non-interested” directors, as required under the 1940 Act. Please disclose, where appropriate, the requirements of Section 15(f) of the Investment Company Act of 1940.

Response: The Company has revised its disclosure in accordance with the Staff’s comment.

James E. O’Connor, Esq.
April 30, 2014

Proxy Notice

2.
Comment: With respect to the last full sentence under Question 21 of the Proxy Notice, the Staff notes that the election of directors of a business development company, as opposed to registered investment company, is a non-routine matter.  See Rule 452 of the New York Stock Exchange.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure accordingly.

Proposal 1

3.
Comment:  Please confirm that there were no legal proceedings in the past 10 years against any of the directors, nominees, or officers and none that are pending.  See Item 401(f)(7) and (8) of Regulation S-K, which is applied through item 22(b)(12) of Schedule 14A.

Response: The Company confirms that there have been no legal proceedings in the past 10 years against any of the directors, nominees or officers and that none are pending.

4.
Comment:  On page 8, please confirm that all other directorships held by the directors during the past five years are disclosed.  See Item 22(b)(4)(ii) of Schedule 14A.  The Staff suggests demonstrating compliance with this item by adding “during the past five years” to the heading.

Response:  The Company confirms that all other directorships held by the directors during the past five years have been disclosed, and the Company revised its disclosure in accordance with the Staff’s comment.

5.	Comment: On page 15, please clarify whether the Company’s Board of Directors has a formal diversity policy. See Section 407(c)(2)(vi) of Regulation S-K applied through Item 22(b)(15)(ii)(A).

Response: The Company has revised its disclosure accordingly.

Proposal 2

6.
Comment:  With respect to the Company’s investment focus disclosed on the first full paragraph on page 22, does the Company consider the new focus on interest income to be a change in strategy requiring the prospectus to be amended to reflect this change?

James E. O’Connor, Esq.
April 30, 2014

Response:  The Company respectfully submits that this is not a new investment focus or change in strategy.  The Company has made this disclosure regarding its investment focus beginning with its Quarterly Report on Form 10-Q for the quarter ended March 31, 2013.  Thereafter, the Company has consistently disclosed such an investment focus, including in its Registration Statement on Form N-2 (File No. 333-191525), and the prospectus contained therein, and all subsequent Quarterly Reports on Form 10-Q and its Annual Report on Form 10-K for the fiscal year ended December 31, 2013.

7.
Comment:  With respect to the disclosure in the third bullet point on page 23, please disclose that this is a conclusion of the Board of the Directors.  See the Instruction to Item 22(c)(11) of Schedule 14A.

Response: The Company has revised its disclosure accordingly.

8.
Comments:  With respect to the disclosure contained in the fourth bullet point on page 29, please indicate whether, in selecting the proposed adviser, the Board of Directors relied upon comparisons of the services to be rendered and the amounts to be paid under the contracts with those under other investment advisory contracts, such as contracts of the same and other investment advisers with other investment companies.  If the Board of Directors relied upon such comparisons, describe the comparisons that were relied on and how they assisted the Board of Directors in determining to recommend that the stockholders approve the advisory contracts.  If the Board of Directors did not rely on such comparisons in choosing the proposed advisers and sub-adviser, why did it not?  See Item 22(c)(11) of Schedule 14A.

Response: The Company has revised its disclosure accordingly.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0218.

Sincerely,

/s/ Cynthia M. Krus

Cynthia M. Krus